SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number: 001-31225
EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)
EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-8

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2005	10

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Retirement Savings Plans for Salaried Employees
and the EnPro Industries, Inc. Benefits Committee
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 29, 2006

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (Note 1)	$117,540,447	$—
Investment in EnPro Industries, Inc. Retirement Savings Plan Master Trust, at fair value (Note 5)	—	114,144,236
Participant loans	2,899,579	2,815,218

Total investments	120,440,026	116,959,454

Contributions receivable
Participants	150,553	240,766
Employer	96,991	251,742

Total receivables	247,544	492,508

Accrued income and other	52,536	586,048

Assets available for benefits	120,740,106	118,038,010

Liabilities
Payables	—	797,993

Net assets available for benefits	$120,740,106	$117,240,017

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Investment income
Net appreciation in fair value of investments (Note 1 and Note 4)	$6,070,639	$—
Investment gain from the EnPro Industries, Inc. Retirement
Savings Plan Master Trust (Note 5)	459,905	11,948,559
Interest from participant loans	158,857	153,542

Contributions to the Plan from
Participants	5,562,306	5,783,189
Employer	3,559,983	3,567,943
Net transfers in	1,016,337	6,154

Total additions	16,828,027	21,459,387

Deductions
Benefits paid to participants	13,220,671	10,267,564
Administrative expenses	107,267	123,800

Total deductions	13,327,938	10,391,364

Net increase	3,500,089	11,068,023

Net assets available for benefits
Beginning of year	117,240,017	106,171,994

End of year	$120,740,106	$117,240,017

The accompanying notes are an integral part of these financial statements.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The EnPro Industries, Inc. Retirement Savings Plan for Salaried Employees (the “Plan”) is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan in no way replaces or alters the full, official Plan text which is the controlling document and which will govern any difference between this description and the Plan text.

General

EnPro Industries, Inc. (the “Company” or “EnPro”) established the Plan to provide employees with a systematic means of saving and investing for the future. Regular full-time, salaried employees of the Company as defined by the Plan document are eligible to enroll on their date of hire. Deferrals begin on the first day of the month subsequent to enrollment.

Salaried Trust and Master Trust

The assets of the Plan are held in the EnPro Industries, Inc. Retirement Savings Plan Directed Employee Benefit Trust (the “Salaried Trust”). The Charles Schwab Trust Company (“Schwab”) serves as trustee for the Plan, in addition to serving as trustee for the EnPro Industries, Inc. Retirement Savings Plan for Hourly Employees (the “Hourly Plan”). Prior to July 1, 2005, the assets of the Plan and the assets of the Hourly Plan were held in the EnPro Industries, Inc. Retirement Savings Plan Master Trust (the “Master Trust”) and Mellon Bank served as the trustee of the Master Trust. On that date, the Plan’s interest in the Master Trust was transferred to the Salaried Trust. At December 31, 2005, the Plan has no interest in the Master Trust.

Assets of the Plan are allocated to participant accounts based on specific contributions made by each participant and respective matches made by the Company. Investment income (loss) is credited to each account based on appreciation (depreciation) of specific assets held in each participant account and any earnings thereon.

Contributions

Contributions to support the Plan are made by participants and EnPro. Participants may contribute from 1% to 25% of their base pay by means of payroll deductions, subject to IRS limitations and other limitations specified in the Plan. The Company matches 100% of employee contributions up to 6% of base pay per period.

Participants’ contributions are remitted by EnPro to the trustee at the end of each payroll cycle. Upon determination of participants’ contributions, EnPro contributions are made to the trustee in cash. The contributed cash is allocated to individual employee accounts and invested at the participants’ direction.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
Vesting

Participants are fully vested in all contributions, including earnings thereon.

Payment of Benefits

Upon retirement, disability or death, a participant or beneficiary receives the entire amount credited to the participant’s account in either a lump sum or, at the participant’s election, in annual installments. Upon termination, other than by retirement, disability or death, a participant becomes eligible to receive the current value of the participant’s vested account in a lump-sum. Distributions made from the EnPro Company Stock Fund are made, at the option of the participant, in either cash or shares.

Participant Loans

Participants may borrow from their account balances with interest charged at a rate determined by the Company’s Benefits Committee, which remains in effect for the duration of the loan. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance. Participants may only take out one loan during any 12 month period, and may only have two loans outstanding at any one time.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

At December 31, 2005, the Plan’s investments are held in the Salaried Trust, which is an investment trust administered by Schwab. At December 31, 2004, the Plan’s investments were held in the Master Trust, an investment trust administered by Mellon Bank. Investments in common/collective trusts and mutual funds in the Salaried Trust are stated at fair value. Participation units of the Master Trust were stated at the underlying fair value of the trust investments. The asset value of the EnPro Company Stock Fund is derived from the value of EnPro’s common stock. The net appreciation in the fair value of investments includes realized and unrealized gains and losses on the fair value of investments held by the Plan. The loans to participants are valued at their outstanding balance, which approximates fair value.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from participant earnings.

Net Transfers

Transfers of applicable participant account balances in connection with the acquisition or divestiture of various business units of the Company are disclosed separately in the statements of changes in net assets for benefits. This also includes participant directed rollovers from other qualified plans.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2005 and 2004, there were no benefits processed and approved for payment, but not paid.

Expenses

Certain of the Plan’s administrative expenses are paid by the Company. Other expenses such as legal and accounting are paid from Plan assets and deducted from participant accounts in accordance with the Plan document.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 28, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
4.	Investments

The investments of the Plan are held by a trustee. For the period from July 1, 2005 to December 31, 2005, Schwab served as the trustee of the Plan. The following investments represented 5% or more of the Plan’s net assets available for benefits at December 31, 2005:

Schwab Stable Value Fund	$18,690,683
Dodge & Cox Stock Fund	12,632,603
Laudus International Market Masters Inv.	6,519,329
Oppenheimer Main St A	15,034,740
PIMCO Total Return	12,274,508
Schwab Institutional Select S&P 500	8,227,959
T Rowe Price Mid-Cap Growth	7,179,143
Investment gain for the period of July 1, 2005 to December 31, 2005 for the Salaried Trust is as follows:

Investment gains (net)
Interest and dividends	$4,951
Net appreciation of common stock	(104,379)
Net appreciation of common/collective trusts	655,293
Net appreciation of registered investment companies	5,514,774

$6,070,639

5.	Master Trust

At December 31, 2004, the Plan’s interest in the net assets of the Master Trust was approximately 78%.

Administrative expenses of the Master Trust were allocated to the Plan based upon the Plan’s pro rata share of the market value of total commingled assets on the last day of the month.

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Notes to Financial Statements (continued)
Net assets of the Master Trust were as follows:

December 31,
2004
Statement of net assets
Investments, at fair value
Common/collective trusts	$19,716,883
Registered investment companies	110,928,361
Common stock	16,225,835
Accrued income	656,918
Payables	(829,360)

Net assets payable to participating plans	$146,698,637

As discussed in Note 1, the Plan’s interest in the Master Trust was transferred to the Salaried Trust on July 1, 2005. Accordingly, the Plan has no interest in the Master Trust as of December 31, 2005.

Investment gain for the Master Trust is as follows:

	January 1-	For year-
	June 30, 2005	ended 2004
Investment gains (net)
Interest and dividends	$1,749	$426,372
Net appreciation of common stock	(606,663)	4,760,267
Net appreciation of common/collective trusts	301,366	577,569
Net appreciation of registered investment companies	696,946	9,410,357

	$393,398	$15,174,565

6.	Transactions with Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Supplemental Schedule

EnPro Industries, Inc.
Retirement Savings Plan for Salaried Employees
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

		Current
Identity of Issuer	Description of Investment	Value
Cash	N/A	$8,136
Schwab U.S. Treasury Money Fund*	Money Market	818
EnPro Company Stock Fund*	Common stock	5,441,311
Schwab Managed Retirement 2010*	Common/collective trust	1,529,303
Schwab Managed Retirement 2020*	Common/collective trust	1,815,408
Schwab Managed Retirement 2030*	Common/collective trust	2,299,286
Schwab Managed Retirement 2040*	Common/collective trust	752,271
Schwab Stable Value Fund*	Common/collective trust	18,690,683
Personal Choice Retirement Account	Other	3,268,300
American Beacon Small Cap Value Plan	Registered investment company	5,594,916
Dodge & Cox Stock Fund	Registered investment company	12,632,603
Growth Fund of America A	Registered investment company	4,676,812
JP Morgan Mid Cap Value	Registered investment company	5,008,770
Laudus International Market Masters	Registered investment company	6,519,329
Oppenheimer Main St A	Registered investment company	15,034,740
PIMCO Total Return	Registered investment company	12,274,508
Schwab Institutional Select S&P 500*	Registered investment company	8,227,959
T Rowe Price Mid-Cap Growth	Registered investment company	7,179,143
Van Kampen Equity and Income	Registered investment company	5,760,634
Vanguard Explorer	Registered investment company	825,517
Participants loans	Participants loans, interest rates range from 5% to 10.5% with maturity dates through 2030	2,899,579

		$120,440,026

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

	By:	ENPRO INDUSTRIES, INC., Plan Administrator

		By:	/s/ William Dries William Dries
Senior Vice President and Chief Financial Officer
Date: June 29, 2006

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of PricewaterhouseCoopers LLP